UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 24, 2009	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2009	Cameco Corporation
	By:	“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reaches Agreement With Kyrgyz Government
Saskatoon, Saskatchewan, Canada, April 24, 2009   .   ..   .   .   .   .   .   .   .   .   .   ..
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that the company and Centerra Gold Inc. have signed an agreement with the Kyrgyz government that resolves all outstanding issues with respect to the Kumtor gold mine. The agreement is expected to further align the parties’ business interests and provide additional certainty for continuing operations and future development of the Kumtor project.
The Kyrgyz government intends to present the agreement and draft legislation authorizing its implementation for parliamentary approval next week.
Cameco owns 53% of Centerra and the Kyrgyz government owns 16%. On June 2, 2008, Cameco reported that the previously announced agreements entered into between Cameco, Centerra and the government on August 30, 2007 had not been ratified by the Parliament of the Kyrgyz Republic within the time frame agreed by the parties and had therefore expired. Subsequently, the parties resumed negotiations. The current agreement reflects the outcome of those negotiations.
Under the terms of the agreement:
•	The government commits to support Centerra’s continuing long-term development of the Kumtor project and has agreed not to take any action that deprives Centerra or its affiliates of any of their rights in respect of the project.
•	Centerra’s existing concession area is expanded to include the area of its exploration and development licence.
•	The current tax regime applicable to Kumtor is replaced with a new tax of 14% of gross revenue. Centerra will also make an annual payment of 4% of gross revenue against which all of its future capital and exploration expenditures in the Kyrgyz Republic are fully credited.
•	Centerra has agreed to issue to the government 18.2 million common shares from its treasury.
•	Cameco has agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon the satisfaction of certain conditions, including if Cameco’s interest in Centerra falls below 10.8 million common shares. Until that time, Cameco retains voting control over approximately 52.7% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of Centerra.
The number of common shares to be transferred to the government will depend upon the value received by Cameco on any sale of common shares. The agreement also provides for Kyrgyz government support in connection with any sale of 5% or more of its shareholding in Centerra.
Closing of the transactions under the agreement is dependent upon the satisfaction of certain conditions including Kyrgyz parliamentary approval of the agreement and the required legislation to implement its terms, withdrawal of all claims and proceedings before the Kyrgyz courts, and any necessary regulatory and other approvals, including TSX approval. The parties have agreed to apply reasonable efforts to close the transaction within 30 days of signing the agreement.
After closing of the transactions and upon the satisfaction of all conditions to the transfer of shares by Cameco, the Kyrgyz government could own up to 33% of Centerra, Cameco 37.8% and the balance, 29.2%, will be held by the remaining shareholders.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. Statements above regarding our expectation that the agreement will further align the parties’ business interests, provide additional certainty for continuing operations and future development of the Kumtor project, are all based upon the assumption that all of the conditions precedent to closing of the agreement will be satisfied (including those referred to above) and are subject to the risk that closing will not occur, if any of these conditions cannot be satisfied. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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